DALRADA FINANCIAL CORPORATION
9449 Balboa Avenue, Suite 211
San Diego, California 92123
Office: (858) 277-5300 Fax: (858) 277-5379

April 4, 2006

Steven Jacobs
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE Mail Stop 4561
Washington, DC 20549-0404

Re: Dalrada Financial Corporation
Form 10-KSB year ended June 30, 2005
Filed October 13, 2005
File No. 000-12641

Via Edgar

Dear Mr. Jacobs:

Included are the responses to the comments listed on the SEC letter dated March 27, 2006.

1.
In response to comment 4, you have not provided us with a sufficient explanation of your analysis under EITF 00-19 and SFAS 133 and how you plan at account for the newly issued and exchanged convertible debentures and warrants in your financial statements. As a result of the conversion feature in your convertible debentures and warrants, it appears that you would be unable to conclude that you have sufficient authorized and unissued shares outstanding to settle any contacts that are within the scope of EITF 00-19 and that are to be settled in shares, including any outstanding warrants or other convertible securities that are subject to EITF 00-19. As such, it appears that the newly issued warrants would also be required to be accounted for as derivative liabilities under EITP 00-1. Please specifically explain to us how you assessed your newly issued and exchanged convertible debentures and warrants, as well as consideration to existing warrants outstanding, with the guidance in paragraphs 12-32 of EITF 00-19 and SFAS 133. In addition, please tell us the fair value, how you determined the fair value and how you plan to record the issuance and exchange of your convertible debentures and warrants, as well as the reclassification of existing warrants impacted by the issuance and exchange, in your financial statements.

1. Assessing the newly issued and exchanged convertible debentures and warrants and how we will record the issuance of the new notes and new changed notes.

As the above comment points out, in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"), and EITF 00-19, the holder's conversion right provision, interest rate adjustment provision, liquidated damages clause, cash premium option, and the redemption option (collectively, the debt features) contained in the terms governing the Notes are not clearly and closely related to the characteristics of the Notes. Accordingly, the features qualified as embedded derivative instruments at issuance and, because they do not qualify for any scope exception within SFAS 133, they were required by SFAS 133 to be accounted for separately from the debt instrument and recorded as derivative financial instruments.

Notes Issued and Debt Features

Pursuant to the terms of the Notes, these notes are convertible at the option of the holder, at anytime on or prior to maturity. There is an additional interest rate adjustment feature, a liquidated damages clause, a cash premium option, as well as the redemption option. The debt features represents an embedded derivative that is required to be accounted for apart from the underlying Notes. At issuance of the Notes, the debt features had an estimated initial fair value which will be recorded as a discount to the Notes and a derivative liability on the consolidated balance sheet.

In subsequent periods, if the price of the security changes, the embedded derivative financial instrument related to the debt features will be adjusted to the fair value with the corresponding charge or credit to other expense or income.

The estimated fair value of the debt features will be determined using the probability weighted averaged expected cash flows / Lattice Model. The model uses several assumptions including: historical stock price volatility (utilizing a rolling 120 day period), risk-free interest rate (3.50%), remaining maturity, and the closing price of the Company's common stock to determine estimated fair value of the derivative asset. In valuing the debt features at March 31, 2006, the company will use the closing price at March 31, 2006 and the respective conversion and exercise prices for the warrants.

The proceeds from the financing transaction will allocated to the debt features and to the warrants based upon their fair values. After the latter allocations, the remaining value, if any, is allocated to the Note on the financial statements.

The debt discount will be accreted using the effective interest method over the term of the note.

The value of the discount on the converted notes on the books will be accreted over the term of the notes (two years).

The recorded value of the debt features related to the Notes can fluctuate significantly based on fluctuations in the fair value of the Company's common stock, as well as in the volatility of the stock price during the term used for observation and the term remaining for the warrants.

The significant fluctuations can create significant income and expense items on the financial statements of the company.

Warrants Issued

The estimated fair value of the warrants will be classified as a derivative instrument and recorded as a liability on the Company's balance sheet in accordance with current authoritative guidance. The estimated fair value of the warrants will be determined using the Black-Scholes option-pricing model with a closing price of on the date of issuance and the respective exercise price, a 7.0 year term, and the volatility factor relative to the date of issuance. The model uses several assumptions including: historical stock price volatility (utilizing a rolling 120 day period), risk-free interest rate (3.50%), remaining time till maturity, and the closing price of the Company's common stock to determine estimated fair value of the derivative liability.

2. Recording of the paid notes, exchanged notes and terminated warrants

Paid Notes and old Notes that were exchanged into the current funding and terminated Warrants:

All of the Company’s old notes that were either paid off or exchanged and rolled into the new funding and all the existing warrants relating to past fundings were terminated. We have determined that the concerns addressed by EITF 00-19, as a result of the conversion feature in the convertible debentures and warrants, could not occur. By virtue of the fact that the old existing securities were paid off and/or exchanged for securities in the new funding and all the existing warrants were terminated, these securities did not trigger the contingent liabilities addressed in EITF 00-19 We have concluded that revising the reporting for these debt/equity instruments, after they have all been retired, would only confuse the readers of our financial statements while requiring the Company to incur significant legal and accounting costs.

Reclassification of Existing Warrants

There was one other warrant that needed to be addressed which was issued on March 31, 2005 in relation to an acquisition. The warrant was for the issuance of 5,000,000 shares at an exercise price of $0.003 per share and expired on 3/31/06. The fair value recorded in equity for this warrant was $14,000 during the year ended June 50, 2005. This warrant expired March 31, 2006 and was immaterial to the Company’s financials as a whole as of June 30, 2005. Further, with the retirement of the toxic debt instruments, the $14,000 is currently properly recorded in equity.

 Fair Value of Debt Features and Warrants

We have retained an outside CPA firm to calculate the fair value of the debt features and warrants who will be using the models discussed above for such calculation which will be part of our March 31, 2006 quarterly report.

Sincerely,

/s/ Brian Bonar
_________________
Brian Bonar
Chief Executive Officer